KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

August 4, 2014

Ms. Sheila Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.20549

Re:	MVC Capital, Inc. (the "Company") File Nos.: 333-184803 and 814-00201

Dear Ms. Stout:

Set forth below is our response to the comments received from you via telephone on July 18, 2014 in connection with the Company's Form 10-K filing on January 13, 2014 (the “Form 10-K”). For your convenience, your comments are italicized, numbered and presented in summary form below, and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Form 10-K.

1.	Please confirm that required “significant subsidiary” disclosure is included in the Form 10-K in accordance with Rules 3-09 and 4-08(g) of Regulation S-X.

The Form 10-K includes disclosure concerning the Fund’s significant subsidiaries, Vestal Manufacturing Enterprises, Inc., Ohio Medical Corporation and MVC Automotive Group B.V.  The disclosure is in accordance with separate correspondence with the Division of Investment Management’s Disclosure Review and Accounting Office on December 18, 2013.  Further, an amended Form 10-K will be filed in the coming months, which is also in accordance with separate correspondence with the Division of Investment Management’s Disclosure Review and Accounting Office.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Securities and Exchange Commission
August 4, 2014

2.	Please explain the Company’s transaction with Equus Total Return, Inc. (“Equus”) and how it has been or will be disclosed?

The Company’s transaction with Equus under Equus’ Plan of Reorganization, pursuant to which the Company acquired a significant stake in Equus, was disclosed in the Company’s Form 8-K filing on May 15, 2014, press release on May 15, 2014, Schedule 13D filing on May 27, 2014 (and amendments thereto), Form 10-Q filing on June 6, 2014 and Form 3 and 4 filings.  To date, there has been no transaction effecting any merger or consolidation of Equus with/into the Company or a portfolio company thereof.  Any such transaction would likely trigger additional disclosure.

3.	Going forward, under Item 8, in the section of the Financial Statements titled “Consolidated Balance Sheets”, please add a line item titled “Commitments and contingencies” with a reference to Note 10 titled “Commitments and Contingencies” in the section of the Financial Statements titled “Notes to the Consolidated Financial Statements” immediately under the heading “Total liabilities”.

Going forward, we will include this line item.

4.	Going forward, under Item 8, in the section of the Financial Statements titled “Consolidated Balance Sheets”, to the extent that any assets listed for the line item “Cash and cash equivalents” under the heading “Assets” are investments in money market funds or other securities, such as treasury bills, and are not disclosed in the section of the Financial Statements titled “Consolidated Schedule of Investments”, please disclose such investments in that section.

Going forward, we will make such disclosure to the extent applicable.  Of the approximately $81 million of unrestricted and restricted cash and cash equivalents shown on the Consolidated Balance Sheets, approximately $71.9 million was invested in money market funds with the remainder held in cash in interest bearing accounts.  The treasury bills shown in the Consolidated Schedule of Investments are presented as short term investments in the Company’s Consolidated Balance Sheets.

5.	Under Item 8, in the section of the Financial Statements titled “Consolidated Schedule of Investments”, please clarify why the Company’s Series A Convertible Preferred Stock in NPWT Corporation has no cost basis.

In October 2011, the Company received a cash distribution of $500,000 from NPWT Corporation, related to its Series A Convertible Preferred Stock, which was treated as return of capital as NPWT did not have any current or accumulated earnings and profits.   This return of capital reduced the cost basis on the Series A Convertible Preferred Stock to zero.

Securities and Exchange Commission
August 4, 2014

6.	Under Item 8, in the section of the Financial Statements titled “Consolidated Schedule of Investments”, please clarify why the Company’s Unsecured Subordinated Loan investment in Custom Alloy Corporation has a fair value at cost, while the Company’s Convertible Series A Preferred Stock and Convertible Series B Preferred Stock investments in Custom Alloy Corporation have fair values double their cost, especially in light of the fact that all three investments were valued at cost as of October 31, 2012.

The Convertible Series A and Series B Preferred Stock which the Company owns in Custom Alloy is senior to the common stock, but also convertible to common stock.

For equity securities of Control Companies, the Valuation Committee estimates the fair value based on a market and/or income approach with value then attributed to equity or equity like securities using the Enterprise Value Waterfall valuation methodology.

For non-Control Companies like Custom Alloy, consistent with ASC 820, the Valuation Committee considers a hypothetical secondary market as the principal market in which it would sell investments in those companies.  The Company also considers other valuation methodologies such as the Option Pricing Method and liquidity preferences when valuing minority equity positions with convertibility features like Custom Alloy.

The principal exit market selected for loans and debt securities associated with investee companies in which the Company does not control is the secondary debt market.  We have assumed that a hypothetical market participant within the principal market would value loan and debt securities using a market yield valuation methodology.  Under the market yield method, the fair value of the instrument is determined by discounting the contractual principal and interest payments associated with loan or debt securities using a market yield selected based on the credit risk associated with the underlying investee company.

The Company estimates credit risk associated with the investee company using a propriety rating methodology that considers ten (10) classic financial and non-financial credit metrics.  Under our rating methodology the subject company is assigned a risk rating between 1 and 5.  Subject companies assigned a rating of 1 are deemed to have the lowest credit risk and tend to have low leverage ratios, high coverage ratios, strong management teams and generally strong financial expectations.  A rating of 5 is associated with very high credit risk with the subject company likely in breach of one or more debt covenants.

Securities and Exchange Commission
August 4, 2014

For each credit risk rating, the Company assigns an applicable range of market yields developed using information gathered through various sources including observable yields on traded debt instruments, conversations with market makers and investment bankers, and recent private debt transactions.  The yield matrix is updated on a quarterly basis as new market data becomes available.  The market data is provided by a third party valuation firm.  The Valuation Committee may also adjust the matrix to account for the illiquid nature of the credit instruments valued using the yield method and perceived differences between required returns of traded fixed income securities and loans issued to small privately held companies.  The illiquid nature of the Company’s debt instruments is typically addressed through a requirement for a higher yield and does not necessarily impact the credit quality of the instrument.  However in a default scenario, the illiquid nature of the Company’s debt instruments does impact risk of recovery.

Based on the credit rating assigned to the subject company, the Valuation Committee will select an appropriate yield for the subject credit instrument.  If the coupon or interest rate associated with the instrument falls within the market yield range for the selected credit rating then selected yield is assumed to equal the contractual rate.  If the contractual yield falls outside the market yield associated with the selected credit rating then the Valuation Committee will select a yield that falls within the market yield matrix for the given credit rating.

As of October 31, 2013, Custom Alloy was assigned a level 3 rating which implies a yield, based on market data, of L+900 to L+999 compared to the coupon rate of 12%.

In addition to the results of the yield matrix, the Valuation Committee reviews company specific factors.  Custom Alloy experienced positive results during FY 2013 which increased EBITDA and cash flows of the business compared to results as of October 31, 2012.  Custom Alloy used its free cash flow to pay down the Company’s loan from a balance of $15.6 million as of October 31, 2012 to $7.5 million as of October 31, 2013.   The probability of pre-payment is not captured in our yield matrix, but the Valuation Committee felt the probability of pre-payment was high given the strong results of Custom Alloy, the debt repayment within the last 12 months and the lack of prepayment penalty on the loan.  With the loan being prepaid at par, the Valuation Committee did not think that a hypothetical market participant, operating in the lower middle market, would be willing to pay a premium for this particular loan and determined it best to continue to carry the loan at par as opposed to the premium suggested by the yield matrix.

The Valuation Committee determined that based on the credit risk of Custom Alloy (based on the loan rating process and certain qualitative factors specific to Custom Alloy, as described above) the market would require a yield that equaled the coupon rate.

Securities and Exchange Commission
August 4, 2014

Conversely, in applying the Enterprise Value Waterfall valuation methodology to the Preferred Stock, given the up-tick in Custom Alloy’s performance, the generation of free cash flow and the prepayment of debt, the Valuation Committee determined to increase the carrying value of the Series A and Series B Convertible Preferred Stock given the convertibility features specific to these two securities.

7.	Going forward, under Item 8, please make sure that investments in preferred stock disclosed in the section of the Financial Statements titled “Consolidated Schedule of Investments” also include any dividend rates attached to such stock (if any).

Going forward, we will disclose the dividend rates of our preferred stock holdings to the extent that they have any.  As of October 31, 2013, only the Ohio Medical Corporation Series C and Series A Convertible Preferred Stock and Marine Exhibition Corporation Convertible Preferred Stock had specified dividend rates.  The Company’s investment in Marine Exhibition Corporation was repaid in full in July 2014.

8.	Under Item 8, in the section of the Financial Statements titled “Consolidated Statements of Changes in Net Assets”, please clarify whether the line items titled “Income” and “Return of capital” under the heading “Shareholder Distributions from:” are calculated on a tax or GAAP basis.

These line items are calculated on a GAAP basis.

9.	Going forward, under Item 8, in the section of the Financial Statements titled “Consolidated Selected Per Share Data and Ratios”, please reverse the order of the line items titled “Expenses excluding tax expense” and “Expenses including tax expense” under the headings “Ratios to average net assets:” and “Ratios to average net assets excluding waivers:”.

Going forward, we will reorder the referenced line items.

10.	Going forward, under Item 8, in Note 9 titled “Portfolio Investments” in the section of the Financial Statements titled “Notes to Consolidated Financial Statements”, please revise the instrument categorizations of the fair value hierarchy tables to better reflect the investment type categorizations used in the section of the Financial Statements titled “Consolidated Schedule of Investments”.

Going forward, we will revise the instrument categorizations of the fair value hierarchy tables.

Securities and Exchange Commission
August 4, 2014

11.	Under Item 8, in Note 12 titled “Tax Matters” in the section of the Financial Statements titled “Notes to Consolidated Financial Statements”, please clarify why the sum of the line items titled “Net unrealized appreciation” and “Tax cost investments” does not equal the fair value of all of the Company’s investments disclosed in the section of the Financial Statements titled “Consolidated Schedule of Investments”.

The drivers of the difference are:

1.	The Consolidated Schedule of Investments is presented on a consolidated basis, while Note 12 titled “Tax Matters” includes the Company only. The Company's wholly-owned subsidiary MVC Financial Services, Inc. has not been included as referenced in Note 12; and

2.	The $49.8 million of short-term investments shown in the Consolidated Schedule of Investments were not included in Note 12 titled “Tax Matters” because they were viewed as a cash equivalent/short-term investment as opposed to a portfolio investment.

In addition to the above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,
/s/ George Silfen